This is an English translation for reference purpose only.

Exhibit 4.13

Credit Line Agreement

2007 Zhong Yin Xin E Zi No.014

Party A: Changzhou Trina Solar Energy Co., Ltd

Business License No.: Qi Du Su Chang Zong Zi No. 002290

Legal Representative: Gao Jifan

Principal Office Address: No. 2 Tianhe Road, Electronic Industry Park, Xinbei District

Changzhou City, Postal Code: 213022

Account Financial Institution and Account Number: Xinbei Sub-branch, Bank of China,

403090830133043108093001

Telephone: 0519-85485652 Fax: 0519-85485652

Creditor: Changzhou Xinbei Sub-branch, Bank of China Limited

Responsible Person: Zhu Li

Principal Office Address: Zhonghe Building, Tianan Industrial Village, Xinbei District,

Changzhou, Postal Code: 213022

Telephone: 0519-85106900 Fax: 0519-85106900

To develop a friendly and mutually beneficial cooperative relationship, Party A and Party B have reached the following agreement through consultation on the principles of voluntariness, equality, mutual benefit and good faith.

Article 1 Scope of Business

Party B provides to Party A a credit line in accordance with this Agreement. Subject to the terms of this Agreement and related Individual Facility Agreements, Party A may apply to Party B for utilization of this credit line on a revolving, adjustment or one-time basis towards application for RMB short-term loans (including “rearrangement of loans”), foreign currency short-term loans (including “rearrangement of loans”), issue of bank acceptance bills and settlement financing business (collectively “Individual Credit Facility Business”). For the purposes of this Agreement, settlement financing business means opening of L/C, inward documentary bills, shipping guarantee, packing loans, outward documentary bills, acceptance bill discounting under usance L/C, opening of letter of guarantee/standby L/C, discounting of export commercial bills, outward remittance financing, overseas agency payment, forward foreign exchange settlement and sale products and factoring financing and import and export-based trade financing products to be provided by Party B according to the needs of Party A (including combination and renovation of related products).

Article 2 Type and Amount of Credit Line

Party B agrees to provide to Party A a credit line with a total amount of RMB 500 million equivalent as follows. The credit used for foreign currency business shall be calculated at the exchange rate provided in paragraph 1 below:

1.	The foreign exchange ask price published by Party B on the effective date of this Agreement;

2.	The foreign exchange price published by State Administration of Foreign Exchange on the effective date of this Agreement.

The credit line which Party B agrees to provide to Party A includes:

1.	a limit of 400 million yuan for RMB (or equivalent foreign currency) short-term loan;

2.	a limit of for opening bank acceptance bills (exposure);

3.	a limit of for overdraft under legal person accounts;

4.	a limit of 100 million yuan for settlement financing business (not to be itemized and to be used for opening of L/C, inward documentary bills, shipping guarantee, packing loans, outward documentary bills, acceptance bill discounting under usance L/C, opening of letter of guarantee/standby L/C, discounting of export commercial bills, outward remittance financing, overseas agency payment, forward foreign exchange settlement and sale products and factoring financing);

including:

A.	a limit of 100 million yuan for opening L/C (including overshipping limit);

B.	a limit of for inward documentary bills;

C.	a limit of for shipping guarantee;

D.	a limit of for packing loans;

E.	a limit of for outward documentary bills (under L/C);

F.	a limit of for outward documentary bills (under collection);

G.	a limit of for acceptance bill discounting under usance L/C;

H.	a limit of for opening L/G / Standby L/C;

I.	a limit of for other financing products (including but not limited to discounting of export commercial bills, outward remittance financing, overseas agency payment, forward foreign exchange settlement and sale products).

The balance of the credit amount held by Party A with Party B as at the date of this Agreement will be deemed a credit amount accrued under this Agreement and shall be credited against the credit line extended by Party B to Party A under this Agreement.

Article 3 Use of Credit Line

1.	Within the term of the credit line provided in Article 5 hereof, Party A may use the credit line on the basis described in sub-paragraph (1) below to an extent not exceeding the limit of each individual credit facility provided in the preceding article:

(1)	revolving use;

(2)	one-time use.

2.	If Party A needs to adjust the amounts among the individual credit limits provided in Article 2 or change the method of use provided in paragraph 1 of this Article, it shall submit a written application to Party B so as Party B may decide whether and how to make such adjustment or change.

3.	If the settlement financing business Party A applies for falls into the following circumstances, it will not be credited against the credit line:

(1)	outward documentary bills without discrepancy;

(2)	discount of bank acceptance bills under usance L/C acceptable to Party B;

(3)	able to provide full amount deposit as security;

(4)	able to provide treasury bonds, Bank of China CDs or bank acceptance bills acceptable to Party B as full amount security;

(5)	able to provide L/Gs, Standby L/Cs as full amount security;

(6)	an amount to which the credit line is not applicable as noted in a separate agreement.

4.	If settlement financing business or other individual business under this Agreement is entered into without using the credit line, the binding force of the terms of this Agreement on the parties is affected.

Article 4 Agreements to be Singed for Individual Credit Facility Business

If Party A applies to Party B for any Individual Credit Facility Business under this Agreement, it shall enter the following agreements with Party B (collectively, the “Individual Facility Agreements”), including:

1.	for RMB short-term loan, an “RMB Borrowing Contract (Short-term)” shall be signed with Party B;

2.	for foreign currency short-term loan, a “Foreign Currency Borrowing Contract” shall be signed with Party B;

3.	for issue of bank acceptance bills, a “Commercial Bill Acceptance Agreement” shall be signed with Party B;

4.	for overdraft from a legal person account, a “Legal Person Account Overdraft Contract” shall be signed with Party B;

5.	for international settlement financing business, the appropriate schedules or application shall be selected from the following and signed with Party B:

A.	The schedules below as applied by the parties after consultation, amendment and agreement constitute Individual Facility Agreements and an integral part of this Agreement:

The following schedules are applicable if marked by “Ö“ in the box and are not applicable if marked by “X” in the box. The parties are required to affix their common seals or business seals on the applicable schedules. Neither party may challenge the validity of the schedules as constituting legal documents binding on both parties.

☑	Schedule (1): for L/C opening business

☒	Schedule (2): for inward documentary bills business

☒	Schedule (3): for packing loan business

☒	Schedule (4): for outward documentary bills business

☒	Schedule (5): for discounting of acceptance bills under usance L/C business

☒	Schedule (6): for L/G / Standby L/C opening business

B.	The following applications shall be submitted by Party A to Party B when applying for specific settlement financing business and shall be an integral part of this Agreement:

(1)	application for L/C opening

(2)	application for L/C amendment

(3)	application for inward documentary bills service

(4)	application for shipping guarantee

(5)	application for packing loan

(6)	application for withdrawing from packing loan

(7)	application for export financing (for use in outward documentary bills service or discounting of acceptance bills under usance L/C)

(8)	application for opening of L/G / Standby L/C

(9)	application for amendment of L/G / Standby L/C

C.	Other agreements and applications.

6.	any other written agreement signed by the parties in the Individual Credit Facility Business and the IOUs, applications and letters and evidences for withdrawal of funds provided or issued by Party A to Party B the validity of which is confirmed by Party B.

Individual Facility Agreements constitute an integral part of this Agreement. The parties shall determine the rights and obligations of each party, particularly with respect to the balance of creditor’s right held by Party B against Party A, in accordance with the Individual Facility Agreements and this Agreement. If there is any inconsistence between an Individual Facility Agreement and this Agreement, the Individual Facility Agreement shall prevail.

Article 5 Term of Credit Line

The term of the credit line under this Agreement shall be from the effective date of this Agreement agreed in Article 18 hereof to August 15, 2008.

The term of the credit line may not be extended automatically.

The term of the credit line may be extended in writing before the expiry date upon Party A’s application and Party B’s consent and subject to arrangement of security, in which case, a new term for the credit line shall be agreed upon in the written extension agreement.

After the term of the credit line expires, the Individual Credit Facility Business arising between the parties under this Agreement shall continue to be performed in accordance with the provisions of this Agreement and the relevant Individual Facility Agreement and the creditor’s rights and debts arising from such business shall not be affected.

(Selectable provision: If the term of the credit line under this Agreement is over one year (excluding one year), the credit line extended by Party B to Party A shall be subject to examination and approval once a year and Party A will be notified before              each year. The amount, type and term of the credit line extended to Party A shall be as set out in the approval reply from Party B, and Party B has the right to reduce, adjust or cancel in whole the amount of credit extended to Party A in its approval reply. If Party B does not carry out annual examination and approval on the credit line of Party A, Party B shall notify Party A in writing or orally. Party B has the right to cancel the entire credit line from the date of notification and Party A may not challenge such act. Party B’s approval reply shall be an attachment to this Agreement and is an operative part of this Agreement.

Article 6 Conditions Precedent for Individual Credit Facility Business

Party A shall satisfy the following conditions when applying for Individual Credit Facility Business under this Agreement:

1.	submit a corresponding application required in the Individual Credit Facility Business to Party B before the term of the credit line provided in Article 5 hereof expires;

2.	file with Party B a set of the corporate documents, supporting documents, seal samples, list of relevant persons and signature samples relating to the execution of this Agreement and the Individual Facility Agreements, and complete the relevant supporting forms;

3.	open an account necessary for completing the Individual Credit Facility Business as required by Party B;

4.	complete the legal and administrative examination and approval procedures required for the Individual Credit Facility Business and provide copies of the documents submitted for examination and approval as required by Party B or the authentic photocopies thereof; where the relevant procedures shall be handled by Party B according to the provisions of state laws and regulations, Party A agrees to provide full cooperation;

5.	satisfy such other conditions precedents for business undertaking or funds withdrawal as provided in the Individual Facility Agreement;

6.	the application for the Individual Credit Facility Business has passed Party B’s internal examination and Party B agrees to extend an individual credit facility and has notified Party A in writing or orally;

7.	the security deposit has been paid or the guarantee agreement signed as required by Party B has come into effect;

8.	Party A has not breached the representations and undertakings set out in Article 10;

9.	the guarantee provided in Article 9 has come into effect;

10.	other conditions which Party B requires Party B to satisfy.

Article 7 Obligations of Party B

Party B has the following obligations:

1.	process the Individual Credit Facility Business application submitted by Party A in a timely manner as provided in the Individual Facility Agreement;

2.	provide services in a civilized manner when handling the Individual Credit Facility Business application submitted by Party A;

3.	attach importance to and properly handle the supervisory comments, questions and critiques made by Party A.

Article 8 Obligations of Party A

Party A has the following obligations:

1.	pay to Party B in a timely manner and at such rates as prescribed by Party B the expenses incurred in the course of using the credit line and payable by Party A as provided in this Agreement and the Individual Facility Agreement;

2.	pay to Party B in a timely manner the payment deposit as provided in this Agreement and the Individual Facility Agreement;

3.	discharge in a timely manner the debts owed by Party A to Party B, including but not limited to principals, interests, default interests, related expenses and exchange losses causes by Party A’s breach of contract, as provided in this Agreement and the Individual Facility Agreement;

4.	apply the funds received towards the uses agreed in this Agreement and the Individual Facility Agreement.

Article 9 Guarantee

With respect to the debts owed by Party A to Party B incurred under this Agreement and the Individual Facility Agreement using the credit line extended under this Agreement (including the debts incurred after adjustment to the types of products within the total credit line), the parties agree to create a guarantee in the manners set out in paragraphs 1, 2 and 3 below:

1.	The amount to be secured by a financial letter of guarantee issued by the borrower is equivalent to RMB 200 million.

2.	The amount to be secured by a maximum amount guarantee by Changzhou City Hengtai Investment Guarantee Co., Ltd. is equivalent to RMB 90 million, for which the “Maximum Amount Guarantee Contract” 2007 Zhong Yin Xin Bao Zi No. 014 has been signed.

3.	The amount to be secured by the credit of the borrower is equivalent to RMB 210 million.

4.	A maximum amount mortgage to be provided by , for which the Maximum Amount Mortgage Contract” No. has been signed.

Party B has the right to demand Party A to replace the guarantor or provide new collateral to secure the debts owed by Party A to Party B if any event occurs which in the opinion of Party b may affect its ability of contract performance, or if the security document has become invalid, or if the financial conditions of the guarantor have deteriorated, or if the ability of the guarantor to repay its debts is reduced for other reasons, or if an event of default occurs under a contract between the guarantor and Party B, including other security contracts, or if the collateral depreciates or is destroyed, lost or attached, which causes its strength of security to significantly weaken or extinguish.

Article 10 Representations and Undertakings

Party A represents as follows:

1.	Party A is an enterprise legal person duly established and existing, has completed industry and commerce registration on time, has all necessary rights and is capable of performing its obligations under this Agreement and the Individual Facility Agreements in its own name;

2.	Party A’s execution and performance of this Agreement and the Individual Facility Agreements is based on the true expression of its intention, has had such legal and valid authorization as required by the articles of association or other internal management document, and does not contravene any agreement, contract and other legal document binding on Party A.

3.	All of the documents, financial statements, evidential documents and other materials provided by Party A to Party B under this Agreement and the Individual Facility Agreements are truthful, complete, accurate and valid;

4.	The transaction for which Party A applies to Party B for business has a veracious, legal background and is not made for money laundry or other illegal purposes. Provision by Party A of any document as required by Party B shall not be interpreted as Party B having any obligation and responsibility to examine the veracity and legality of Party A’s transaction;

5.	Party A has not concealed from Party B any event which may affect the financial conditions and ability of performance of Party A and the guarantor.

Party A undertakes the following:

1.	Provide its financial statements (including but not limited to annual reports, quarterly reports and monthly reports) and other relevant materials to Party A [sic.] on a regular basis.

2.	Accept and cooperate with the inspection and supervision of Party B over its use of the credit line and the related production operations and financial activities.

3.	If Party A has entered or will enter into any counter-guarantee agreement or similar agreement with the guarantor under this Agreement in respect of its guarantee obligation, such agreement shall not prejudice any right of Party B under this Agreement.

4.

If any event occurs which may affect the financial conditions and ability of performance of Party A or the guarantor, including but not limited to reduction of registered capital, transfer of material assets or equity interests, assumption of material debts, creation of new material debts on the collateral, attachment of the collateral, dissolution, cancellation, material litigation, senior management involvement in litigation or criminal cases and bankruptcy petition (by other parties), Party A shall as soon as possible notify Party B and replace the guarantor or provide new guarantee or add new guarantee as required by Party B.

5.	Party A shall obtain Party B’s prior written consent if Party A changes its mode of operation by any form of division, merger, joint operation, equity or cooperative joint venture with foreign businesses, business contracting, reorganization, restructuring and proposed listing of shares.

6.	With respect to matters not provided herein, Party A agrees that they shall be handled in accordance with international customs and practice and the relevant provisions of Party B.

7.	Party A shall timely report to Party B on any connected transaction involving over 10% of its net assets, including:

(1)	the relationship among the parties to the transaction;

(2)	the particulars and nature of the transaction;

(3)	the amount or proportion of the transaction;

(4)	the pricing policy (including transactions without amount or with only nominal amounts).

Article 11 Adjustment or Cancellation of Credit line

If any of the following occurs within the term of the credit line, Party B has the right at any time to adjust or cancel the credit line extended to Party A and declare all accrued debts immediately due and payable:

1.	an event of default set out in Article 12 hereof occurs;

2.	there is a material negative news in the market or the industry concerned in the opinion of Party B;

3.	the state, or a foreign government or international organization issues a certain restrictive policy which in the opinion of Party B has or may have an adverse material effect on the industry and trade involved in this Agreement;

4.	Party A’s financial conditions have seriously deteriorated or Party A’s production and operations have encountered serious difficulties.

Article 12 Events of Default

Any of the following constitutes a default under this Agreement:

1.	failure to perform its payment and repayment obligations to Party B in accordance with this Agreement and the Individual Facility Agreements;

2.	failure to pay the payment deposit to Party B in accordance with this Agreement and the Individual Facility Agreements;

3.	failure to apply the funds received towards the agreed uses in accordance with this Agreement and the Individual Facility Agreements;

4.	any of the representations made by Party A herein is not true or Party A breaches any of the undertakings made by it herein;

5.	breach of any other provision in this Agreement and the Individual Facility Agreements regarding the rights and obligations of the parties;

6.	any event of default occurs under any other contract between Party A and Party B;

7.	Party A has any of the following acts:

(1)	provide false materials or conceal important business and financial facts;

(2)	change the original uses of the credit line without Party B’s consent, or divert the credit funds or use the credit line to engage in illegal or irregular transactions;

(3)	use any false contract with a connected party, and discount or hypothecate any receivable instruments, receivable accounts which are not based on any actual transaction with the bank in order to obtain funds or credit line from the bank;

(4)	refuse the supervision and inspection of Party B on its use of the credit funds and the relevant production operation and financial conditions;

(5)	a major merger, acquisition or reorganization occurs which in the opinion of Party B may affect the safety of the credit assets;

(6)	intentionally defaulting on the creditor’s right of the bank through connected transactions.

If any of the above events occurs, Party B has the right to take any or all of the following measures:

1.	reduce or cancel the credit line granted by Party B to Party A;

2.	without any prior notice to Party A, declare all or part of the principals, interests and other amounts payable under the outstanding loans/financing amounts under the Individual Facility Agreement immediately due and payable;

3.	without any prior notice to Party A, directly deduct from the account of Party A opened with Party B or other institution of Bank of China the principals, interests, default interests and exchange losses payable by Party A; any amount in such account which is not mature will be deemed mature and any loss resulting there from shall be borne by Party A. Where the currency of the account is different from the currency of Party B’s business, the amount will be converted at the published exchange rate for settlement and sale of foreign exchange determined by Party B on the date of deduction;

4.	dispose of the guarantee property and use the proceeds for repayment in priority or claim against the guarantor;

5.	any other measure considered necessary and possible by Party B.

Article 13 Other Provisions

Party A shall not transfer any right or obligation under this Agreement to any third party without Party B’s written consent.

Party A acknowledges that, due to the requirement of its business, the Creditor may need to delegate the performance of its rights and obligations under this Agreement to other institutions of Bank of China (including branches and sub-branches). The other institution of Bank of China so authorized by Party B shall have the right to exercise all of the rights under this Agreement and the right to bring suit in a court or submit to an arbitration institution for decision in respect of any dispute under this Agreement. Party A waives any objection to other branches of Bank of China being the subject of action in relevant lawsuit or arbitration.

Without affecting the other provisions under this Agreement, this Agreement is legally binding on the parties and their respective lawful successors and assigns.

If an interest payment day provided in an Individual Facility Agreement is a legal holiday or rest day, the interest payment day shall be postponed to the first working day after the legal holiday or rest day and interest shall accrue accordingly during this period.

Article 14 Reservation of Rights

Failure of Party B to exercise any of the rights under this Agreement or to demand Party A to perform any of the obligations under this Agreement does not constitute Party B’s waiver of such right or exemption of such obligation, nor shall it constitute Party B’s waiver of other rights under this Agreement or exemption of Party A from other obligations.

No accommodation or extension granted by Party B to Party A and no delay by a Party B to exercise its rights under this Agreement will affect any right entitled by Party B according to this Agreement and under laws and regulations, nor shall such accommodation, extension or delay be deemed Party B’s waiver of such right.

Article 15 Contract Change, Dissolution and Interpretation

Unless otherwise agreed herein, this Agreement may be amended, supplemented or dissolved upon mutual agreement in writing. Any amendment and supplement to this Agreement shall be an integral part of this Agreement.

Invalidity of any provision of this Agreement does not affect the validity of other provisions.

The headings and business names in this Agreement and the Individual Facility Agreements are for convenience of reference only and shall not be used to interpret the contents of the provisions and the rights and obligations of the parties.

Article 16 Dispute Resolution

This Agreement is governed by the laws of the People’s Republic of China.

All disputes and controversies arising from the performance of this Agreement shall be resolved by the parties through consultation. If such consultation fails, either party may adopt the method specified in paragraph 1 below to resolve it:

1.	bring a lawsuit in accordance with law in a people’s court at the place in which Party B or other divisions of Bank of China exercising rights and obligations according to this Agreement is located;

2.	bring a lawsuit in a competent people’s court;

3.	submit the dispute or controversy to the arbitration commission located in .

Article 17 Notarization (selectable provision, and the parties have selected 2: 1. Applicable; 2. Not applicable)

Within              working days after the execution and effectiveness of this Agreement, Party A and Party B shall come to              Notary Public to complete compulsory enforcement notarization and the notarization fee shall be paid by             .

Article 18 Effectiveness of Agreement

This Agreement shall come into effect on the date on which it is signed or affixed with private seals by the legal representatives or authorized signatories of the parties and affixed with the common seals (contract seal) of the parties.

This Agreement is written in four counterparts and the parties and the guarantor shall each hold one counterparts. All counterparts have equal force.

Article 19 Special Note

After the proceeds from a public offering of shares by the borrower’s parent company in 2007 have been transferred to Changzhou Trina Solar Energy Co., Ltd in China, the credit limit for L/G will be released in a proportion of 5 to 1 (i.e. if inbound proceeds are 5, the corresponding L/G guarantee is 1), and the borrower is required to provide a property security consistent with the bank’s requirement with respect to the unsecured credit line formed after the release of the L/G.

The board of directors adopted before the end of 2007 a resolution that the effective fixed assets formed in 2008 shall be mortgaged to the bank and by the end of 2008 at least US$ 100 million of asset security will be made available.

The proportion of Bank of China credit line shall not exceed 30% of the total credit lines available to the borrower.

The proportion of deposits and settlement business with Bank of China shall not be less than the proportion of Bank of China credit line.

Party A and Party B have carried out full consultation with regard to this Agreement including all of the provisions of the Individual Facility Agreements.

Party B has asked Party A to pay special attention to and obtain a full and accurate understanding of all of the provisions regarding the rights and obligations of the parties. Upon request of Party A, Party B has made the corresponding explanations about the above provisions.

Party A: Changzhou Trina Solar Energy Co., Ltd. (with common seal)

Legal Representative and authorized signatory: (with the seal of Jifan GAO)________________________

August 28, 2007

At Changzhou Xinbei Sub-branch, Bank of China Limited

Party B: Changzhou Xinbei Sub-branch, Bank of China Limited (with common seal)

Authorized signatory: (with the seal of Li ZHU)________________________________

August 28, 2007

At Changzhou Xinbei Sub-branch, Bank of China Limited

Attachment (1): For L/C Opening Business (based on “ICC Uniform Customs and Practice for Documentary Credits” as amended 2007)

This Attachment constitutes a part of the Credit Line Agreement 2007 Zhong Yin Xin E Zi No. 014 entered into between Changzhou Trina Solar Energy Co., Ltd. (“Party A”) and Changzhou Xinbei Sub-branch of Bank of China (“Party B”) on August 28, 2007 (the “Agreement”).

1.	In the event of any conflict between the contents provided herein and the Agreement, the provisions of this Attachment shall prevail.

2.	Party A shall satisfy the conditions precedent provided in Article 6 of the Agreement when applying to Party B for opening of L/C.

3.	L/C opening and amendment:

(1)	If Party B accepts Party A’s application for L/C opening, it shall open L/C as agreed by the parties. Upon receipt of a copy of the L/C issued by Party B, Party A shall verify it in timely manner. If there is any discrepancy, Party A shall notify Party B in writing within 2 bank business days after Party B has issued the copy of the L/C, otherwise Party A shall be deemed to have accepted the L/C opened by Party B.

(2)	The details of the L/C opened by Party B upon application by Party A refers to the Application for L/C Opening submitted by Party A to Party B, but the final details shall be those in the L/C opened by Party B. Party B’s request to Party A to provide the instruments or documents relating to the opening of L/C shall not be interpreted as Party B having an obligation to open the L/C in accordance with such instruments or documents.

(3)	If Party A needs to amend the L/C, it shall submit an Application for L/C Amendment to Party B. Once issued, an L/C amendment shall be binding on Party A.

(4)	Party B has absolute discretion on amendment of L/C and has the right to refuse to accept Party A’s amendment application and the right to make proposals regarding the contents of the amendment. If the L/C amendment involves the amount, currency, interest rate or term and, in the opinion of Party B, adds to the obligation of the guarantor, Party B has the right to require Party A to pay additional deposit and/or require Party A to obtain the consenting signature of the guarantor on the Application for L/C Amendment. Otherwise Party B has the right to refuse to accept Party A’s amendment application.

(5)	Upon receipt of a copy of amendment letter/telex issued by Party B, Party A shall verify it in timely manner. If there is any discrepancy, Party A shall notify Party B in writing within 2 bank business days after Party B has issued the copy of the amendment letter/telex, otherwise Party A shall be deemed to have accepted the amendment to the L/C made by Party B.

(6)	Amendment of the L/C does not change the other rights and obligations of Party A under the Agreement and this Attachment.

(7)	If any controversy arises from illegibility of writing or ambiguity of wording in the application, Party A shall be held fully liable.

(8)	Party A shall pay to Party B all expenses incurred in connection with the opening and amendment of the L/C (including the relevant bank charges which an overseas beneficiary refuses to pay) at such rates as prescribed by Party B.

4.	Payment under L/C

(1)	Upon receipt of Party B’s notice of receipt of documents within the validity of the L/C, Party A shall instruct Party B within the time provided in the notice on the handling of the documents, otherwise Party A shall be deemed to have no objection to payment against the documents and consent to Party B’s payment / acceptance / promise of payment. If Party A instructs Party B within the time provided in the notice of receipt of documents to accept the documents and Party B agrees with Party A on the handling of the documents, Party B may proceed with payment / acceptance / promise of payment. Party A shall pay a payment deposit as provided in the Application for L/C Opening. If Party A advises Party B to accept the documents but Party B disagrees with Party A on the handling of the documents, Party B has the right to decide whether to refuse payment solely on the basis of whether there is any discrepancy in the documents. If Party A agrees to provide Party B with a full amount payment deposit, security deposit or other payment guarantee, Party B has the right to decide in its own discretion to waive or reserve its right to refuse payment.

(2)

If Party A believes that there is discrepancy in the documents and requests Party B within the time provided in the notice of receipt of documents to refuse payment / acceptance / promise of payment, it shall list all discrepancies in one cover and provide a letter of grounds for refusal of payment in duplicate bearing the pre-filed seal of Party A. Party B has the right to regard the discrepancies listed in the letter of grounds for refusal of payment as all discrepancies in the documents pointed out by Party A. If Party B agrees with Party A with respect to the discrepancies, it may proceed to refuse payment. If, upon examination in accordance with the international customs and practice (including but not limited to “ICC Uniform Customs and Practice for Documentary Credits” as amended 2007) in the case of an international L/C or the People’s Bank of China, “Procedures for Settlement of Domestic Letters of Credit” in the case of a domestic L/C, Party B believes that the discrepancies listed by Party A do not exist or that the listed discrepancies are not material discrepancies and do not constitute a ground for refusal of payment, Party B has the right to decide to pay / accept / promise to pay and to deduct the corresponding amount from the payment deposit made by Party A for performance of the payment obligation, and Party A shall bear all the obligations and responsibilities arising therefrom.

(3)	If as a result of insufficiency of the payment deposit made by Party A, Party B has to advance funds to satisfy a claim, the paid claim shall immediately constitute a debt owed by Party A to Party B under the Agreement and this Attachment. The interest on the advanced funds shall be calculated at the rate provided in the Application.

5.	Supplemental Undertakings:

In addition to the provisions in Article 10 of the Agreement, Party A makes the following supplemental undertakings to Party B when carrying out the businesses under this Attachment:

(1)	If, after an L/C is opened, the trade contract has any change in relation to the L/C, Party A shall immediately notify Party B.

(2)	Party A shall not on any ground request Party B to stop payment under any usance bill already accepted by Party B or a deferred payment already confirmed, and waives to the extent permitted by law any right to petition on any ground to a people’s court for freeze of payment under the L/C or to bring lawsuit in a people’s court to request stop payment under the L/C.

(3)	The risk of loss, delay, error, omission, destruction or damage to the business correspondence made in the L/C transaction and to the documents in the course of postal delivery, telecommunication transmission or other delivery and the risk arising from any third-party services used by Party B in the L/C transaction shall be borne by Party A.

6.	If the L/C to be opened is an international L/C, the parties agree to the following provisions:

(1)	Party A agrees to Party B’s handling of all matters under the L/C in accordance with “ICC Uniform Customs and Practice for Documentary Credits” (as amended 2007), and will bear the obligations and responsibilities arising thereby.

(2)	If the goods under the L/C are in Party A’s actual control before Party A reimburses Party B for the payment under the L/C, Party A undertakes to waive its ownership to the goods and the goods shall belong to Party B, and Party B may assign such ownership to a third party together with the relevant documents under the L/C without the consent of Party A.

7.	In addition to the events provided in Article 12 of the Agreement, failure of Party A to comply with its undertakings under Article 6 of this Attachment shall also be deemed a default by Party A under the Agreement and this Attachment. Party B has the right to exercise the rights provided under Article 12 of the Agreement.